--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         MICROWAVE POWER DEVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                         MICROWAVE POWER DEVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   59517M103
                         (CUSIP NUMBER OF COMMON STOCK)

                                  ALFRED WEBER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         MICROWAVE POWER DEVICES, INC.
                             49 WIRELESS BOULEVARD
                         HAUPPAUGE, NEW YORK 11788-3935
                                 (631) 231-1400
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO

                             STEPHEN W. RUBIN, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000
                            ------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Microwave Power Devices, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 49 Wireless Boulevard, Hauppauge, New York 11788-3935. The telephone number of the principal executive offices of the Company is (631) 231-1400. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares") of the Company. As of October 19, 2000, there were 10,709,064 Shares issued and outstanding and options outstanding to purchase an aggregate of 1,383,996 Shares under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1999 Stock Option Plan (collectively, the "Option Plans").

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer being made by Ericsson MPD Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated October 20, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all the outstanding Shares at a price of $8.70 per Share ("Offer Price") net to the sellers in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and Letter of Transmittal has been filed as Exhibit 1 and Exhibit 2 hereto and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with the Company (the "Merger"), with the Company continuing as the surviving corporation and as a direct wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time (the "Effective Time") of the Merger, each outstanding Share not tendered in the Offer (other than Shares held in the treasury of the Company and Shares held by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or of the Company (such shares collectively, the "Ineligible Shares") or shares held by stockholders, if any, who have properly exercised appraisal rights for such Shares in accordance with Section 262 of the DGCL (such shares, the "Dissenting Shares")) will be converted into the right to receive the Offer Price, without interest.

     A copy of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that shall constitute 50.6% of the then outstanding Shares on a fully diluted basis (after taking into account all Shares issuable upon the conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights) ("Minimum Condition") and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") having expired or been terminated prior to the expiration of the Offer. See section of this Schedule 14D-9 titled "Additional Information." The Offer is also subject to certain other conditions set forth in Annex A to the Merger Agreement.

     Parent and Purchaser have entered into a Stockholders' Agreement, dated as of October 12, 2000 (the "Stockholders' Agreement") with certain stockholders of the Company, namely George Sbordone, James Silver, Lee Leong, Alfred Weber and Charter Technologies Limited Liability Company, the Company's largest stockholder (collectively, the "Principal Stockholders"), pursuant to which, among other things, the Principal Stockholders have agreed to (i) tender their Shares after commencement of the Offer (which Shares currently represent in the aggregate approximately 50.6% of the outstanding Shares on a fully diluted basis (after taking into account all Shares issuable upon the conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights)), (ii) vote such Shares in favor of the Merger and (iii) grant to Purchaser an option to purchase such Shares at $8.70 per share (such amount, or any greater amount per Share paid pursuant to the Offer, being the "Per Share Amount") upon the terms and subject to the conditions set forth in the Stockholders' Agreement. A copy of the Stockholders' Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 740 E. Campbell Road, Richardson Texas 75081. All information in this Schedule 14D-9 or incorporated by reference herein concerning Purchaser or its affiliates, or actions or events in respect of any of them, was provided by Purchaser or Parent, and the Company assumes no responsibility therefor.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 of the Exchange Act (the "Information Statement") that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent or Purchaser, their respective officers, directors or affiliates.

     In considering the recommendation of the Company's Board of Directors ("Company Board") set forth in Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company Board have interests in the Offer and the Merger, which are described herein and in the Information Statement and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

     NON-DISCLOSURE AGREEMENT AND NON-SOLICITATION AGREEMENT. A summary of certain material provisions of a Non-Disclosure Agreement, dated July 6, 2000 (the "Non-Disclosure Agreement"), between the Company and Telefonaktiebolaget LM Ericsson ("Ericsson"), the ultimate parent of Purchaser and Parent and a Non-Solicitation Agreement, dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000), between the Company and Ericsson (the "Non-Solicitation Agreement") is included in "Background of the Offer; Contacts with the Company; The Merger Agreement" of the Offer to Purchase. A copy of the Offer to Purchase is filed as Exhibit 1 hereto and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of each such agreement, which are filed as Exhibits 6 and 7 hereto and each is incorporated herein by reference.

     DEVELOPMENT AND SUPPLY AGREEMENT. MPD Technologies, Inc. ("MPD"), a wholly owned subsidiary of the Company, and Ericsson Wireless Communications, Inc. ("Ericsson Wireless"), an affiliate of Parent, are in the process of negotiating a Development and Supply Agreement (the "Development and Supply Agreement"). It is anticipated that the term of the Development and Supply Agreement will run through December 31, 2002 and, pursuant to the terms of such agreement, MPD will develop and supply, at the request of Ericsson Wireless or one of its affiliates and in accordance with Ericsson Wireless's specifications, power amplifier systems. Each party will retain its full ownership rights and interests in and to its respective intellectual property and neither party shall assign any rights under the agreement without the other party's prior written consent. The Company and Ericsson Wireless are currently parties to certain purchase orders for the purchase of Ericsson Wireless's products and have, in the past, been parties to certain purchase orders for the purchase of the Company's products. The terms and conditions of a finalized Development and Supply Agreement executed between the parties will supersede the terms and conditions of certain purchase orders.

     THE MERGER AGREEMENT. A summary of certain material provisions of the Merger Agreement is included in "Background of the Offer; Contacts with the Company; The Merger Agreement" of the Offer to Purchase. A copy of the Offer to Purchase is filed as Exhibit 1 hereto. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement which is filed as Exhibit 3 hereto. We urge you to read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

     THE STOCKHOLDERS' AGREEMENT. A summary of certain material provisions of the Stockholders' Agreement is included in "Background of the Offer; Contacts with the Company; The Merger Agreement" of the Offer to Purchase. A copy of the Offer to Purchase has been filed as Exhibit 1 hereto. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders' Agreement which is filed as Exhibit 4 hereto. We urge you to read the Stockholders' Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     WEBER EMPLOYMENT AGREEMENT AND WEBER CHANGE OF CONTROL AGREEMENT. The Company has entered into an employment agreement with Alfred Weber, the Company's Chairman, President and Chief Executive Officer, dated as of December 2, 1999 (the "Weber Employment Agreement"). The Weber Employment Agreement is for an initial term commencing on the date of such agreement and ending on December 31, 2002 (with automatic renewal periods of one year upon expiration of the initial term, unless prior to the end of any such renewal term, either party gives the other party at least 90 days' prior written notice of its intention not to renew). Pursuant to such agreement, Mr. Weber will receive an annual salary of $300,000 (subject to increases at the discretion of the Company Board). Mr. Weber is also entitled to receive an incentive bonus in accordance with the Company's Executive Incentive Bonus Plan for the fiscal year ending December 31, 2000, grants of stock options as determined by the Company Board and such benefits that are generally provided to the Company's senior executive employees, including a car allowance and $5,000 per year for personal tax and financial planning services. The Weber Employment Agreement further provides that, in the event of any termination of the Weber Employment Agreement by the Company other than for Just Cause (as such term is defined in the Weber Employment Agreement) for any reason or for no reason, or in the event the Company gives Mr. Weber notice pursuant to the Weber Employment Agreement of its intention not to renew the Weber Employment Agreement, the Company's sole obligation to Mr. Weber shall be to (i) pay him one year's worth of his current annual salary as of the date of termination and amounts, if any, Mr. Weber is eligible to receive pursuant to the Company's Executive Incentive Bonus Plan with respect to the fiscal year which his employment was terminated, (ii) continue his benefits on any life and medical insurance plans, pensions and other similar plans established by the Company for its senior executives for one year and (iii) provide him with use of a luxury automobile and $5,000 per year for personal tax and financial planning services for one year. Mr. Weber will also be credited with one year's additional vesting of all stock options. The compensation to Mr. Weber set forth in the foregoing sentence shall not be payable in the event Mr. Weber receives compensation under the Weber Change of Control Agreement. For further discussion on the Executive Incentive Bonus Plan, see section of this Schedule 14D-9 titled "-- Executive Incentive Bonus Plan." Furthermore, Mr. Weber was granted stock options to purchase 300,000 shares of the Company's Common Stock at an exercise price of $7.00 per share in 1999. For further discussion on the Option Plans, see section of this Schedule 14D-9 titled "-- Stock Option Plans." The Weber Employment Agreement further provides that Mr. Weber will receive certain payments and benefits set forth in a change of control agreement, dated as of December 2, 1999, between Mr. Weber and the Company (the "Weber Change of Control Agreement"). The Weber Change of Control Agreement is for a term of 3 years (or as sooner terminated as set forth in the Weber Change of Control Agreement) and provides that upon a merger, consolidation, or other business combination of the Company, other than a transaction involving only the Company's affiliates or a transaction immediately following which the stockholders of the Company immediately prior to the transaction continue to have a majority of the voting power in the surviving entity ("Change of Control"), Mr. Weber shall receive, in addition to, and not in lieu of, any and all salary, amounts and benefits that Mr. Weber would otherwise receive in continuation of his employment, except any termination benefits payable pursuant to the Weber Employment Agreement (i) a lump sum equal to two times the sum of
(a) Mr. Weber's current annual salary plus (b) Mr. Weber's current annual targeted bonus pursuant to the terms of the Company's Executive Incentive Bonus Plan, (ii) immediate vesting of all of Mr. Weber's outstanding stock options in the Company's Common Stock and (iii) continuation of health benefits and coverage for him and his dependants for the next twenty-four months. Furthermore, pursuant to the Weber Change of Control Agreement, Mr. Weber shall also receive, within 5 business days following any termination of his employment with the Company, a lump sum of (i) any earned but unpaid annual salary, (ii) earned but unpaid bonus, (iii) accrued but unused vacation as of the date of termination and (iv) incurred but unreimbursed business expenses for the period prior to termination. The foregoing is a summary of the Weber Employment Agreement and the Weber Change of Control Agreement and is qualified in its entirety by reference to the complete text of each such agreement which is filed as Exhibit 8 and Exhibit 9 hereto, respectively, and is incorporated herein by reference.

     WEBER TAX AGREEMENT. The Company has also entered into an agreement, dated December 2, 1999 (the "Weber Tax Agreement"), with Mr. Weber providing that, in the event the Company makes any payments to Mr. Weber upon a Change of Control (such payment, "Company Payments"), and such Company Payments are subject to an excise tax ("Excise Tax") due pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, the Company shall pay to Mr. Weber an additional amount (the "Gross-Up Payment") such that the net amount retained by Mr. Weber after deduction of the Excise Tax and any United States federal, state, and local income or payroll tax upon the Gross-Up Payment, but before any United States federal, state, and local income or payroll tax upon the Company Payments, shall be equal to the Company Payments. The Gross-Up Payment shall be paid no later than the 30th day following any event which subjects Mr. Weber to the Excise Tax. The foregoing is a summary of the Weber Tax Agreement and is qualified in its entirety by reference to the complete text of such agreement which is filed as Exhibit 10 hereto, and is incorporated herein by reference.

     OTHER CHANGE OF CONTROL AGREEMENTS. The Company has also entered into change of control agreements each with Larry Konopelko, Vice President of the Company, Polly Winters, Vice President of Human Resources and Risk Management of the Company, Thomas V. Gilboy, Vice President and Chief Financial Officer of the Company, and Stephen A. Scover, a Vice President with the Company, in March 1999, March 1999, May 2000 and July 2000, respectively (each a "Change of Control Agreement"). Each Change of Control Agreement is for a term of 3 years (or as sooner terminated as set forth in each Change of Control Agreement) and provides that, upon such employee's termination of employment within six months of a Change of Control either by the employee for Good Reason (as such term is defined in each Change of Control Agreement) or by the Company without cause, then each such employee shall continue to receive (i)(a) in the case of Messrs. Konopelko, Scover and Ms. Winters, each respective employee's current annual salary for a period of one year (plus targeted bonus pursuant to the terms of the Company's Executive Incentive Bonus Plan) or (b), in the case of Mr. Gilboy, a sum equal to two times the sum of (A) Mr. Gilboy's current annual salary plus
(B) Mr. Gilboy's current annual targeted bonus pursuant to the terms of the Company's Executive Incentive Bonus Plan and (ii) continuation of health benefits and coverage for each such employee and his or her dependants for the next twelve months, provided that each such employee does not become employed by another employer within that one year period. Furthermore, pursuant to each Change of Control Agreement, each such employee will also receive, within 5 business days following his or her termination a lump sum of (i) any earned but unpaid annual salary, (ii) earned but unpaid bonus, (iii) accrued but unused vacation as of the date of termination and (iv) incurred but unreimbursed business expenses for the period prior to termination. As of the date of hereof, the annual salaries of Messrs. Gilboy, Scover and Konopelko and Ms. Winters are $175,000, $135,000, $155,000 and $115,000, respectively. The foregoing is a summary of the Change of Control Agreements entered into with each of Messrs. Gilboy, Scover and Konopelko and Ms. Winters and is qualified in its entirety by reference to the complete text of each such agreement, each of which is filed as Exhibits 11, 12, 13 and 14 hereto, respectively, and each is incorporated herein by reference.

     STOCK OPTION PLANS. In June 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), pursuant to which key employees of the Company and eligible consultants to the Company are eligible to receive incentive and/or non-qualified stock options to purchase up to 525,000 shares of the Company's Common Stock. The 1995 Plan, which expires on June 26, 2005, is administered by the Compensation Committee of the Company Board. The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options are determined by the Compensation Committee of the Company Board.

     In March 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"), which was amended in March 1998, pursuant to which key employees of the Company and eligible consultants to the Company are eligible to receive incentive and/or non-qualified stock options to purchase up to 975,000 shares of the Company's Common Stock. The 1996 Plan, which expires on March 5, 2006, is administered by the Compensation Committee of the Company Board. The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options are determined by the Compensation Committee of the Company Board.

     In December 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan") pursuant to which key employees of the Company and eligible consultants to the Company are eligible to receive incentive and/or non-qualified stock options to purchase up to 500,000 shares of the Company's Common Stock. The 1999 Plan, which expires on December 2, 2009, is administered by the Compensation Committee of the Company Board. The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options are determined by the Compensation Committee of the Company Board.

     Incentive and non-qualified stock options granted under the Option Plans are exercisable for a period of up to 10 years from the date of grant. Incentive stock options are exercisable at an exercise price which is not less than the fair market value of the common shares on the date of the grant, except that the term of an incentive stock option granted, under the 1995 Plan, 1996 Plan and 1999 Plan, to a shareholder owning more than 10% of the outstanding common shares may not exceed 5 years and its exercise price may not be less than 110% of the fair market value of the common shares on the date of the grant. Non-qualified stock options are exercisable at an exercise price which is not less than the par value of the Company's Common Stock on the date of the grant.

     The Option Plans provide that if the Company is merged or consolidated with or into another corporation, among other events, the Company Board may, in its sole discretion, terminate all outstanding options effective as of the consummation of such corporate transaction by delivering a notice of termination to each participant at least 20 days prior to the date of the event; provided that, during the period from the date on which such notice of termination is delivered to the consummation of the event, each participant will have the right to exercise in full all of the options that are then outstanding, whether vested or unvested. The Merger Agreement, however, provides that the Company agrees that the Company Board, or any committee appointed by the Company Board, will not exercise its discretion, discussed in the previous sentence, to accelerate the vesting of any unvested options thereunder. Additionally, the Merger Agreement provides that the Company shall take all actions necessary such that, effective as of the Effective Time, (i) each outstanding option granted under the Option Plans that is outstanding and unexercised, whether vested or unvested, as of such date, shall be cancelled and (ii) the Company's Option Plans shall be terminated. Each holder of a Company stock option that is outstanding and unexercised at the Effective Time, whether vested or unvested, shall be entitled to receive from the Surviving Corporation immediately after the Effective Time in exchange for the cancellation of such option, an amount in cash equal to the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such option, multiplied by the number of Shares subject to such option as of the Effective Time. Any such payment will be subject to applicable federal, state and local withholding requirements.

     The foregoing is a summary of the 1995 Plan, 1996 Plan and 1999 Plan and is qualified in its entirety by reference to the complete text of each such plan, each of which is filed as Exhibits 15, 16 and 17 hereto, respectively, and each is incorporated herein by reference.

     EXECUTIVE INCENTIVE BONUS PLAN. In February 1996, the Company adopted an executive incentive bonus plan (the "Executive Incentive Bonus Plan") to reward key officers who have significant impact on the operating success of the Company. The plan is based on The Jaffe Group's Executive Compensation Audit, Analysis and Recommendations, a study (which was performed in February 1996 and updated in February 1999) that was commissioned by the Company Board. Under the bonus plan, annual bonuses will be based upon the achievement of performance goals that are annually preset by the Compensation Committee. These performance goals are linked to achievement of earnings per share goals. The Compensation Committee establishes a target bonus amount for each key officer at the beginning of the year. An executive or employee can earn 0% or from 50% to 125% of his bonus based upon a measured comparison of actual results achieved to performance goals. An employee whose employment is terminated for any reason prior to December 31 for any year in which the target bonus award is assessed will forfeit his bonus for the entire year. The Company Board reserves the right to alter, amend, reduce, suspend or terminate the plan. New executive and employee hires who join the Company in any plan year may be included in the plan on a pro-rata basis. In 1999, $50,940 in bonuses were earned (paid in 2000) under the terms of the plan. The foregoing is a summary of the Executive Incentive Bonus Plan and is qualified in its entirety by reference to the complete text of the Executive Incentive Bonus Plan which is filed as Exhibit 18 hereto, and is incorporated herein by reference.

     INTERESTS OF CERTAIN COMPANY DIRECTORS.  Messrs. A. Lawrence Fagan, Merril
M. Halpern and James Silver are current directors of the Company and Mr. Fagan is a member of the Company's Compensation Committee. Messrs. Fagan and Halpern are directors, executive officers and stockholders of Charterhouse Group International, Inc. ("Charterhouse") and Mr. Silver is an executive officer of Charterhouse. Charter Technologies Limited Liability Company ("Charter Technologies") owns 5,139,994 Shares, representing approximately 48% of the total outstanding Shares as of October 19, 2000. Charterhouse Equity Partners, L.P., ("CEP") owns 99% of the ownership interests in Charter Technologies. The general partner of CEP is CHUSA Equity Investors, L.P., whose general partner is Charterhouse Equity, Inc., a wholly owned subsidiary of Charterhouse. Messrs. Fagan, Halpern and Silver each disclaim beneficial ownership interest of the Shares beneficially owned by Charter Technologies. Mr. Warren A. Law is a current director of the Company and a member of the Compensation Committee of the Company Board. Mr. Law owns 1,000 Shares. Mr. Alfred Weber is a current director and Chairman, Chief Executive Officer and President of the Company. As of October 19, 2000, Mr. Weber owns 35,100 Shares and 300,000 unvested options granted under the Option Plans. Mr. Silver owns 187,500 Shares and 18,750 fully vested options granted under the Option Plans. Mr. James L. Morice is a current director of the Company and a member of the Compensation Committee of the Company Board. Mr. Morice owns 1,000 shares.

INDEMNIFICATION.

     The Merger Agreement also provides that By-laws of the Surviving Corporation will contain provisions granting the same rights to indemnification that are set forth in Article 7 of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law. Moreover, each of Parent and the Surviving Corporation shall use its reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance.

     Furthermore, from and after the consummation of the Offer, the Merger Agreement provides that Parent shall cause the Surviving Corporation (which shall include the provision of necessary funds to the Surviving Corporation, if necessary) to indemnify, defend and hold harmless any Indemnified Party (as defined in the Merger Agreement) of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any Claim (as defined in the Merger Agreement) to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Delaware law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit. In the event any Indemnified Party becomes involved in any capacity in any Claim of the type described above, then from and after consummation of the Offer, Parent shall cause the Company (or the Surviving Corporation if after the Effective Time) (which shall include the provision of necessary funds to the Surviving Corporation, if necessary) to periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. For further discussion of the Merger Agreement, see section of this Schedule 14D-9 titled "-- The Merger Agreement."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF THE COMPANY BOARD

     The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Company Board's recommendation and a joint press release announcing the Offer, the Merger and the Merger Agreement are each filed as Exhibits 19 and 20 hereto, respectively, and each is incorporated herein by reference.

(B) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

BACKGROUND

     During the course of the Company Board's fiscal 1999 strategic review of the Company's operating and financial performance and future prospects, the Company Board discussed with its management possible courses of action for the Company to achieve growth in revenues and profitability and to maximize stockholder value.

     In late January and February 1999, CIBC World Markets Corp. ("CIBC World Markets") and several other firms were invited to present their qualifications with respect to advising the Company on its business combinations and acquisitions strategies. The Company subsequently retained CIBC World Markets as its exclusive financial advisor. In such capacity, CIBC World Markets assisted the Company in analyzing various strategic alternatives for the Company, including the potential sale of the Company.

     In March 1999, the Company authorized CIBC World Markets to initiate a controlled auction of the Company. As part of this assignment, the Company asked CIBC World Markets to identify parties who might have an interest in pursuing a business combination with the Company. With the assistance of the Company's management, and at the Company's direction, CIBC World Markets identified, contacted and had informal discussions with approximately 20 potential buyers during this process to assess the feasibility of the

Company's strategic alternatives and the potential level of interest of such parties in pursuing one or more of these alternatives. The potential buyers identified and contacted were comprised of strategic and financial buyers and were selected primarily based on their current business strategies and past investment history.

     On May 6, 1999, the Company Board met to discuss the eight parties who executed confidentiality agreements and received an offering memorandum detailing the general offering terms sought by the Company with potential strategic parties. Thereafter, written indications of interest were received from two parties, one of which subsequently declined interest in pursuing a potential transaction. The remaining bidder was invited to conduct due diligence and attend a presentation conducted by the Company's management of the Company's business, financial condition and results of operations. After conducting due diligence in late May 1999, the potential bidder verbally indicated its decision to not proceed with a transaction with the Company.

     In August 1999, based on the lack of interest generated by the parties initially identified and contacted, on behalf of the Company, at the Company's direction, CIBC World Markets approached one of the strategic bidders previously contacted during the auction process to ascertain its interest in pursuing a negotiated transaction with the Company. In late August and early September 1999, after an informal meeting and subsequent conversations between representatives of both companies, the potential buyer proposed preliminary terms with respect to a potential stock-for-stock merger transaction. However, after discussions with the potential buyer and its financial advisor, and based upon then current market conditions, the potential buyer revised the preliminary terms for a proposed transaction. After careful review of such revised terms, the Company rejected the revised proposal from the potential buyer. Thereafter, the potential buyer did not submit a counterproposal to the Company and discussions between the Company and the potential buyer terminated.

     During the later months of 1999 and early months of 2000, the Company terminated its efforts in seeking other strategic business combinations and partners. Rather, to increase stockholder value, the Company decided to concentrate on increasing sales and profits. As a result, the Company also terminated CIBC World Markets' engagement to assist the Company in connection with a possible strategic business combination.

     In February 2000, Parent started in-depth discussions regarding sourcing activity with the Company. A project was initiated where the Company was provided with a specification for a Multi Carrier Power Amplifier ("MCPA") intended mainly for the United States market.

     On April 27, 2000, two representatives from Ericsson Radio Access AB (a wholly owned subsidiary of Ericsson), Carl-Magnus Mansson, General Manager for the TDMA Product Line, and Jan Bohult, General Manager for Multi-Standard Radio Development, met with Alfred Weber, Chief Executive Officer of the Company, in Hauppauge, New York to discuss the possibility of forming a strategic alliance between Parent and the Company with respect to the development of next generation amplifiers. Parent also expressed an interest in having Parent make an investment in the Company. Parent and the Company agreed to further discuss possible alternatives in the future.

     On May 16, 2000, Mr. Mansson telephoned Mr. Weber to discuss the Company's interest in a potential transaction with Ericsson in which Ericsson would acquire all of the Company's outstanding Shares. The discussion resulted in a meeting on May 22, 2000 in London at Ericsson's headquarters among Rolf Eriksson, Vice President of Strategic Alliances of Ericsson, Ake Karman, Financial Officer and Deputy President of Ericsson Radio Access AB, Mr. Mansson and Eric Berthels, Marketing Director of Ericsson Radio Access AB, and Mr. Weber. At such meeting, no understanding was reached.

     On July 6, 2000, Messrs. Eriksson, Karman, Mansson, and Berthels met in Hauppauge, Long Island with Mr. Weber, Thomas V. Gilboy, Chief Financial Officer of the Company, and Mr. Scover for further discussions on strategic cooperation. At this time, representatives of Ericsson visited certain facilities of the Company.

     On July 6, 2000, Ericsson and the Company entered into a Non-Disclosure Agreement.

     On August 17, 2000, Messrs. Weber, and Gilboy and a representative of the Company's legal advisor met in Stockholm, Sweden with Messrs. Eriksson, Karman, Mansson, Berthels and Mikael Sundstrom, Vice President Corporate Legal Affairs of Ericsson and a representative of Ericsson's legal advisor for further discussion of a potential acquisition transaction.

     On August 24, 2000, Ericsson and the Company entered into a
Non-Solicitation Agreement (as extended on September 14, 2000 and October 4,
2000).

     During the period from August 26 to October 12, 2000, Parent conducted extensive legal and financial due diligence on the Company's business and operations, including site visits to the Company's facilities. On September 1, 2000, counsel to Parent distributed to the Company and the Company's counsel initial drafts of the Merger Agreement and Stockholders' Agreement. During the first weeks of September, Parent and its legal and financial advisors held several negotiations with the Company and its legal advisor regarding the proposed offer price, terms and conditions of the Merger Agreement and Stockholders' Agreement.

     On September 5, 2000, Messrs. Weber and Gilboy, other employees of the Company and representatives of the Company's legal advisor met in New York with Messrs. Eriksson, Karman, Mansson, Berthels, Sundstrom, and representatives of Ericsson's legal and financial advisors for further discussion of terms of the potential acquisition transaction. Parent stated that the execution of the Stockholders' Agreement, pursuant to which the Principal Stockholders would, among other things, agree to support the acquisition transaction with Parent, would be a condition to Parent's willingness to effect the proposed acquisition transaction.

     On September 6, 2000, the Company called a special meeting of the Company Board to discuss, among other things, the Company's business prospects and the proposed terms of the acquisition by Parent. Thereafter, the Company's legal counsel briefed members of the Company Board on the terms of the draft form of the existing Merger Agreement and Stockholders' Agreement, the fiduciary obligations of the Company Board with respect to the proposed acquisition and other business conditions of the proposed acquisition. Based on the foregoing, the Company Board authorized the Company and its management to proceed with discussions and negotiations in finalizing a definitive acquisition agreement. Finally, the Company Board approved the retention of, and the Company subsequently engaged, CIBC World Markets, to render an opinion with respect to the fairness, from financial point of view, of the Offer Price.

     On September 12, 2000, the Company called a special meeting of the Company Board to discuss the current proposal by Parent and to review, with the advice and assistance of the Company's management and legal advisor, the proposed terms and conditions of the Merger Agreement and the strategic, financial and legal considerations concerning a possible transaction with Parent. After a presentation by the Company's management of the current and forecasted earnings of the Company and a discussion of the current operations of each of the Company's divisions, the Company Board reviewed the latest draft form of Merger Agreement negotiated with Parent. At this meeting, the Company's legal counsel presented to the Company Board the status of current negotiations with Parent, the legal terms and conditions of the proposed transaction and other strategic alternatives available to the Company. After full discussion, the Company Board, among other things, authorized its officers to continue negotiating a finalized Merger Agreement on behalf of the Company.

     During the period from September 12 to October 12, 2000, the Company, with advice from its legal counsel, participated in several negotiation sessions with Parent and its legal counsel with respect to the Merger Agreement and Stockholders' Agreement. Parent also continued its due diligence efforts on the Company's business and operations.

     On October 12, 2000, the Company called a special meeting of the Company Board to discuss, with the advice and assistance of the Company's management and legal advisor, the final proposed terms, conditions of the proposed Merger Agreement. Representatives of CIBC World Markets also attended the meeting. At such meeting, Company's legal counsel reviewed with the Company Board the material terms and conditions of the Merger Agreement and the Stockholders' Agreement. Thereafter, CIBC World Markets reviewed with the Company Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Company Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated

October 12, 2000) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $8.70 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. Following the Company Board's review of the final terms of the Merger Agreement and discussion of other matters related thereto by the Company's legal advisor, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company's stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement, recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer, and recommended that the Company's stockholders approve and adopt the Merger Agreement.

     Later on in the evening of October 12, 2000, Parent, Purchaser and the Company executed the Merger Agreement and Parent, Purchaser and the Principal Stockholders executed the Stockholders' Agreement.

     On the morning of October 13, 2000, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of this press release is filed as Exhibit 20 hereto and is incorporated herein by reference.

REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE COMPANY BOARD

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares in the Offer and recommending that the Company's stockholders approve and adopt the Merger Agreement, the Company Board considered a number of factors including, without limitation, the following:

          1. the presentations and views expressed by management of the Company (at meetings of the Company Board held throughout the past two years) regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it remains independent; (b) the strategic alternatives available to the Company; (c) the fact that in view of the discussions held with various parties, currently and over the past few years, management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Merger by the management of the Company;

          2. the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including the fact that the Offer Price represents (i) a premium of approximately 45% over the $6.00 closing price of the Shares on the Nasdaq Stock Market on the last full trading day preceding the public announcement of the execution of the Merger Agreement, and (ii) a premium of approximately 22.2% over the 30-day average trading price of $7.19 per Share;

          3. the extensive arms-length negotiations between the Company and Parent leading to the belief of the Company Board that $8.70 per Share represented the highest price per Share that could be negotiated with Parent;

          4. the written opinion dated October 12, 2000 of CIBC World Markets to the Company Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $8.70 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinion of CIBC World Markets, dated October 12, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. THE OPINION OF CIBC WORLD MARKETS IS ADDRESSED TO THE COMPANY BOARD, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $8.70 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER, TAKEN TOGETHER, BY THE HOLDERS OF SHARES (OTHER THAN PARENT AND ITS AFFILIATES), AND DOES NOT CONSTITUTE A

     RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

          5. that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          6. that, the Merger Agreement, which prohibits the Company and any subsidiary from, directly or indirectly, through any officer, director, agent or otherwise, (i) soliciting, initiating or encouraging the submission of, any Acquisition Proposal (as defined in the Merger Agreement) or (ii) participating in any discussions or negotiations regarding, or furnishing to any person, any information with respect to, or assisting or participating in, facilitating or encouraging, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, permits the Company Board to withdraw or modify its approval and recommendation of the Offer and the Merger if the Company Board determines in good faith that it its required to do so by its fiduciary duties under applicable law after having received advice from outside counsel;

          7. the conditions to the Offer and the Merger, including that neither the Offer or the Merger is subject to the receipt by Parent of any financing;

          8. that all of the Company's stockholders would generally be treated the same, with all stockholders being able to participate in the Offer and receive the same per Share consideration upon Purchaser's acceptance for payment, and payment for, the Shares;

          9. that Parent and Surviving Corporation shall provide substantially comparable plans or arrangements in effect immediately before the Effective Time for current or former employees, officers or directors of the Company or any Subsidiary, after the Effective Time, in a manner determined in the sole discretion of the Parent and Parent would also cause the Surviving Corporation to perform the Company's obligations under the change in control and severance agreements between the Company and certain of its officers and employees unless any such officer or employee agrees otherwise;

          10. the provisions of the Merger Agreement, including the termination provisions, provisions concerning the conduct of the Offer and the parties' representations, warranties and covenants;

          11. the consents and approvals required to consummate the Merger and the favorable prospects for receiving all such consents and approvals;

          12. the likelihood of the consummation of the transactions contemplated by the Merger Agreement;

          13. Parent's ability to consummate the Offer and the Merger on an expedited basis;

          14. that each of the Principal Stockholders who collectively hold approximately 53.6% of the issued and outstanding Shares as of October 19, 2000 have indicated their willingness and desire to execute the Stockholders' Agreement and thereby, among other things, agreeing to (i) tender their Shares after commencement of the Offer (which Shares currently represent in the aggregate approximately 50.6% of the outstanding Shares on a fully diluted basis (after taking into account all Shares issuable upon the conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights)), (ii) vote such Shares in favor of the Merger and (iii) grant to Purchaser an option to purchase such Shares at the Per Share Amount upon the terms and subject to the conditions set forth in the Stockholders' Agreement;

          15. that the Stockholders' Agreement, once executed by the Principal Stockholders, would effectively preclude the possibility of accepting a higher third party offer since the Principal Stockholders own in excess of a majority of the outstanding Shares;

          16. the business reputation and capabilities of Parent and its management, and Parent's financial strength, including its ability to finance the Offer; and

          17. the current and anticipated status of the amplifier and wireless telecommunications market in the United States, and the economy segment in particular, including increasing competition.

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weight to different factors.

(C) INTENT TO TENDER

     To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to either (i) tender all Shares held of record or beneficially by them pursuant to the Offer, or (ii) vote all Shares held of record or beneficially by them for the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company retained CIBC World Markets to render an opinion to the Company Board in connection with the Offer and the Merger. Pursuant to the terms of this engagement, the Company has agreed to pay CIBC World Markets for its opinion services upon completion of the Offer and the Merger an aggregate fee of $500,000. The Company also has agreed to reimburse CIBC World Markets for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and has agreed to indemnify CIBC World Markets and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. CIBC World Markets and its affiliates have in the past provided financial services to the Company unrelated to the Offer and the Merger, including the rendering of financial advisory services in connection with the Company's prior controlled auction process to solicit potential buyers, for which services CIBC World Markets and its affiliates have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of the Company and Parent for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected in the past 60 days by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company, except as set forth on Annex C hereto and the execution of the Stockholders' Agreement.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice ("Antitrust Division") and the FTC and certain waiting period requirements have been satisfied.

     Pursuant to the HSR Act, on October 17, 2000, Ericsson, and on October 18, 2000, the Company, filed their respective Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Ericsson. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on November 1, 2000, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information and documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Ericsson has requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information and documentary material from Ericsson and/or the Company with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order or by consent of Ericsson. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Ericsson, Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Ericsson, Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

     Section 14(f) Information Statement. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders.

     Exon-Florio Filing. The Purchaser and the Company expect, as soon as practicable after the date hereof, to jointly file with the Committee on Foreign Investment in the United States ("CFIUS") a voluntary notice pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950 and the regulations thereunder (the "Exon-Florio Provision") with respect to the Offer and the Merger. Under the Exon-Florio Provision, the President of the United States is authorized to prohibit or suspend an acquisition, merger or takeover by a foreign person of a person engaged in interstate commerce in the United States if the President determines, after investigation, that (i) there is credible evidence that leads him to believe that such a foreign person in exercising control of such an acquired person might take action that threatens to impair the national security of the United States and (ii) other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Provision, notice of an acquisition, merger or takeover by a foreign person may be made to CFIUS either voluntarily by the parties to such proposed transaction or by any member of CFIUS. CFIUS comprises representatives of the Department of the Treasury, State, Commerce, Defense, and Justice, the Offices of Management and Budget and Science and Technology Policy, the United States Trade Representative and the Council of Economic Advisors, as well as the Assistants to the President for National Security Affairs and for Economic Policy.

     A determination that a formal investigation is called for must be made within 30 days after notification of a proposed acquisition, merger, or takeover is first filed with CFIUS. If CFIUS decides to initiate a formal investigation, it must complete the investigation and make a recommendation to the President within 45 calendar days after the commencement thereof. Thereafter, the President must reach his decision within 15 calendar days. If CFIUS declines to investigate, it will send a letter to the parties stating that action under the Exon-Florio Provision is concluded. The Exon-Florio Provision does not require the filing of a notification, nor does it prohibit the consummation of an acquisition, merger or takeover if a notification is not made. If no notification is made, however, such an acquisition, merger or takeover may remain indefinitely subject to divestment should the President subsequently determine that the national security of the United States may be threatened or impaired.

     Although Purchaser believes that the Offer and the Merger should not raise any national security concerns, there can be no assurance that CFIUS will not determine to conduct an investigation thereof, and if an investigation is commenced, there can be no assurance regarding the outcome of such investigation.

     ITAR. The International Traffic in Arms Regulations require companies, like the Company, that are registered with the Office of Defense Trade Controls of the United States Department of State (the "ODTC") to manufacture defense articles to notify the ODTC 60 days in advance of a transfer of ownership or control to a foreign person. On September 22, 2000, the Company filed with the ODTC of the United States Department of State a notification of the proposed change in the ownership and control of the Company.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  1.     Offer to Purchase, dated October 20, 2000.*
  2.     Letter of Transmittal.*
  3.     Agreement and Plan of Merger, dated October 12, 2000, among
         Parent, Purchaser and the Company.
  4.     Stockholders' Agreement, dated October 12, 2000, among the several stockholders of the Company that are parties
         thereto, Parent and Purchaser.
  5.     Information Statement pursuant to Section 14f-1 of the
         Exchange Act, dated October 20, 2000 (included as Annex A to this Schedule 14D-9 and filed as an exhibit herewith).*
  6.     Non-Disclosure Agreement, dated July 6, 2000, between the
         Company and Ericsson.
  7.     Non-Solicitation Agreement, dated August 24, 2000, between the Company and Ericsson, as extended.
  8.     Employment Agreement, dated December 2, 1999, between the
         Company and Alfred Weber.
  9.     Change of Control Agreement, dated December 2, 1999, between the Company and Alfred Weber.
  10.    Weber Tax Agreement, dated December 2, 1999, between the
         Company and Alfred Weber.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  11.    Change of Control Agreement, dated May 15, 2000, between the
         Company and Thomas V. Gilboy.
  12.    Change of Control Agreement, dated July 31, 2000, between
         the Company and Stephen A. Scover.
  13.    Change of Control Agreement, dated March 1, 1999, between
         the Company and Larry Konopelko.
  14.    Change of Control Agreement, dated March 1, 1999, between
         the Company and Polly Winters.
  15.    1995 Stock Option Plan.
  16.    1996 Stock Option Plan, as amended.
  17.    1999 Stock Option Plan.
  18.    Executive Incentive Bonus Plan.
  19.    Letter to Stockholders from Alfred Weber, dated October 20,
         2000.*
  20.    Joint Press Release, dated October 13, 2000, issued by
         Ericsson and the Company.
  21.    Opinion of CIBC World Markets Corp., dated October 12, 2000
         (included as Annex B to this Schedule 14D-9 and filed as an exhibit herewith).*

---------------
* Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MICROWAVE POWER DEVICES, INC.

                                          By:       /s/ ALFRED WEBER
                                            ------------------------------------
                                          Name: Alfred Weber
                                          Title:   Chairman, President and
                                              Chief Executive Officer

Dated: October 20, 2000

                                                                         ANNEX A

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER
                            ------------------------

    NO VOTE OR OTHER ACTION OF MICROWAVE POWER DEVICES, INC.'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
    NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY
                        TO MICROWAVE POWER DEVICES, INC.
                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about October 20, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to the Board of Directors of the Company ("Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated October 12, 2000 (the "Merger Agreement"), among Ericsson Inc., a Delaware corporation ("Parent"), Ericsson MPD Acquisition Corp., a Delaware corporation ("Purchaser"), and the Company.

     The Merger Agreement provides that, after the purchase by Purchaser pursuant to the cash tender offer (the "Offer"), Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board (the "Purchaser Designees") as will give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of shares of Common Stock then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the Purchaser Designees to be elected to the Company Board, including, in connection therewith, increasing the size of the Company Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the effective time (the "Effective Time") of the merger pursuant to the Merger Agreement (the "Merger"), the Company shall use its reasonable best efforts to ensure that at least two members of the Company Board as of the date of the Merger Agreement who are not employees of the Company remain members of the Company Board.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of October 19, 2000, there were 10,709,064 shares of Common Stock outstanding. The Company's Common Stock is the only class of voting stock currently outstanding.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     The Merger Agreement provides that, after the purchase by Purchaser pursuant to Offer, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser representation on the Company Board (after giving effect to the directors elected pursuant to this sentence) equal to the product of (i) the total number of directors on the Company's Board and (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of shares of Common Stock then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause Purchaser Designees to be elected to the Company Board, including, in connection therewith, increasing the size of the Company Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the Effective Time, the Company shall use its reasonable best efforts to ensure that at least two members of the Company Board as of the date of the Merger Agreement who are not employees of the Company remain members of the Company Board. For a summary of the Merger Agreement, see section of the Offer to Purchase, dated October 20, 2000 ("Offer to Purchase") titled "Background of the Offer; Contacts with the Company; Merger Agreement". A copy of the Offer to Purchase has been filed as Exhibit 1 to the
Schedule 14D-9 and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement which is filed as Exhibit 3 to the
Schedule 14D-9 and is incorporated herein by reference.

     The Company Board currently consists of seven members.

     The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees is currently a director of, or holds any positions with the Company.

     The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected Purchaser Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Telefonaktiebologet LM Ericsson.

     Unless otherwise indicated under such person's name, such person is a citizen of the Kingdom of Sweden.

Name, Citizenship and Current         Current Principal Occupation or Employment; Material Positions
Business Address                      Held During the Past Five Years and Business Addresses Thereof
-----------------------------         --------------------------------------------------------------
Eric Berthels                         Marketing Director of Ericsson Radio Access AB by whom he has
Ericsson Radio Access AB              been employed since May 1998. He was previously employed by
Box 11                                Ericsson Radio Systems AB (SE-164 80 Stockholm, Sweden) from
SE-164 93 Stockholm                   1990 to 1998.
Sweden

Rolf Ericsson                         Vice-President of Telefonaktiebolaget LM Ericsson since 1998.
Telefonaktiebolaget LM                He was previously employed by Ericsson Business Networks, AB
Ericsson                              (Augustendalsv. 21, Nacka Strand, SE-13189 Stockholm, Sweden).
SE-126 25 Stockholm
Sweden

Kenneth Johanssons                    Vice President of Ericsson Inc. by whom he has been employed
Mountain View Road                    since 1990.
Lynchbury, VA 24502

Ake Karman                            Director of Finance of Ericsson Radio Access AB by whom he has
Ericsson Radio Access AB              been employed since April 1995.
Box 11
SE-164 93 Stockholm
Sweden

Name, Citizenship and Current         Current Principal Occupation or Employment; Material Positions
Business Address                      Held During the Past Five Years and Business Addresses Thereof
-----------------------------         --------------------------------------------------------------
Lawrence Lyles                        Vice President and General Counsel and Director of Ericsson
Ericsson Inc.                         Inc. since September 1, 1987. He has been employed by Ericsson
740 E. Campbell Road                  Inc. since 1986.
Richardson, Texas 75081

Citizenship: United States

Carl-Magnus Mansson                   General Manager of Ericsson Radio Access AB by whom he has
Ericsson Radio Access AB              been employed since January 1995.
Box 11
SE-164 93 Stockholm
Sweden

     Parent and Purchaser have advised the Company that, to the best of their knowledge, none of the individuals listed above (i) is currently a director of, or holds any position with, the Company, (ii) has been employed by a corporation or organization over the past five years which is a parent, subsidiary or other affiliate of the Company, (iii) has any familial relationship with any directors or executive officers of the Company or any other Purchaser Designee and (iv) to the knowledge of Parent and Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to Parent's and Purchaser's knowledge, none of the individuals listed above has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein, in the Schedule 14D-9 or in the Offer to Purchase filed by Purchaser, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9 and the Information Statement.

     It is expected that Purchaser Designees may assume office at any time following the purchase by Purchaser of at least 50.6% of the outstanding Shares (on a fully-diluted basis (after taking into account all Shares issuable upon the conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights)), and that, upon assuming office, Purchaser Designees will thereafter constitute at least a majority of the Company Board. This step will be accomplished at a meeting or by written consent of the Company Board providing that the size of the Company Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Purchaser Designees will constitute at least a majority of the available positions on the Company Board. It is currently not known which of the current directors of the Company will resign.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     As of October 19, 2000, the persons listed in the following table were the only persons known to the Company (based on information set forth in Schedules 13G filed with the Securities and Exchange Commission or otherwise provided to the Company) to be the beneficial owners of more than five percent of the Company's outstanding shares of Common Stock.

                                                                   SHARES OF
                                                                 COMMON STOCK        PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNERS                         BENEFICIALLY OWNED     OF CLASS
-------------------------------------                         -------------------    --------
Charter Technologies Limited Liability Company(1)...........       5,139,994          48.00%
c/o Charterhouse Group International, Inc.
535 Madison Avenue
New York, NY 10022
State of Wisconsin Investment Board(2)......................         972,400           9.08%
PO Box 7842
Madison, WI 53707
Wellington Management Company, LLP(3).......................         822,000           7.68%
75 State Street
Boston, MA 02109

---------------
(1) The principal member of Charter Technologies Limited Liability Company ("Charter Technologies") is Charterhouse Equity Partners, L.P. ("CEP"), which owns 99% of the ownership interests in Charter Technologies. The general partner of CEP is CHUSA Equity Investors, L.P., whose general partner is Charterhouse Equity, Inc., a wholly-owned subsidiary of Charterhouse Group International, Inc. ("Charterhouse"). As a result of the foregoing, all of the shares of Common Stock held by Charter Technologies would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse.

(2) The State of Wisconsin Investment Board retains sole voting and dispositive power for all shares.

(3) Wellington Management Company, in its capacity as investment advisor, may be deemed to beneficially own all the shares which are held of record by clients of Wellington Management Company.

STOCKHOLDERS' AGREEMENT

     Parent and Purchaser have entered into a Stockholders' Agreement, dated as of October 12, 2000 (the "Stockholders' Agreement") with certain stockholders of the Company, namely George Sbordone, James Silver, Lee Leong, Alfred Weber and Charter Technologies Limited Liability Company, the Company's largest stockholder (collectively, the "Principal Stockholders"), pursuant to which, among other things, the Principal Stockholders have agreed to (i) tender their Shares after commencement of the Offer (which Shares currently represent in the aggregate approximately 50.6% of the outstanding Shares on a fully diluted basis (after taking into account all Shares issuable upon the conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights)), (ii) vote such Shares in favor of the Merger and (iii) grant to Purchaser an option to purchase such Shares at $8.70 per share upon the terms and subject to the conditions set forth in the Stockholders' Agreement. For a summary of the Stockholders' Agreement, see section of the Offer to Purchase titled "Background of the Offer; Contacts with the Company; The Merger Agreement". A copy of the Offer to Purchase has been filed as Exhibit 1 to the Schedule 14D-9 and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders' Agreement which is filed as Exhibit 4 to the Schedule 14D-9 and is incorporated herein by reference.

                    SECURITY OWNERSHIP OF CURRENT MANAGEMENT

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following table and the paragraphs that follow it present certain information concerning the current directors and the executive officers of the Company. Directors are elected annually to serve until the next annual meeting of stockholders and until their successors have been elected. Officers are elected by and serve at the discretion of the Company Board. There are no family relationships between any of the directors and executive officers of the Company.

                                                                          SHARES OF COMMON
                                                                         STOCK BENEFICIALLY
                                              POSITIONS AND OFFICES         OWNED AS OF       PERCENT OF
DIRECTORS                           AGE         WITH THE COMPANY          OCTOBER 19, 2000     CLASS(1)
---------                           ---       ---------------------      ------------------   ----------
Alfred Weber(2)(3)................  67    Chairman, President and Chief       135,100            1.25%
                                          Executive Officer; Director
Merril M. Halpern(2)(4)...........  65    Director                                  0               *
A. Lawrence Fagan(4)(5)(6)........  70    Director                                  0               *
David J. Aldrich(6)...............  43    Director                                  0               *
Warren A. Law(5)(6)...............  75    Director                              1,000               *
James Silver(2)(4)(7).............  42    Director                            206,250            1.92%
James L. Morice(5)................  62    Director                              1,000               0

EXECUTIVE OFFICERS WHO ARE NOT
  DIRECTORS
----------------------------------

Thomas V. Gilboy..................  46    Vice President, Chief                     0               *
                                          Financial Officer
Mel Gould.........................  58    Vice President, Operations                0               *
Larry Konopelko(8)................  46    Vice President and General           32,000               *
                                          Manager -- Satellite, Medical
                                          and Military Products
Stephen A. Scover(9)..............  42    Vice President and General            4,500               *
                                          Manager -- Wireless Products
All directors and executive
  officers as a group (11
  persons)(10)....................                                            379,850            3.50%

---------------
  *  Less than 1%.

 (1) For purposes of calculating the Percent of Class beneficially owned by any person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days after October 19, 2000 is deemed to be beneficially owned for the purpose of computing the percentage ownership of such person or group of persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group of persons.

 (2) Member of Executive Committee.

 (3) Includes an aggregate of 100,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

 (4) Merril M. Halpern and A. Lawrence Fagan are executive officers, directors and stockholders of Charterhouse. Mr. James Silver a Senior Vice President of Charterhouse. Messrs. Halpern, Silver and Fagan each disclaim beneficial ownership of the shares of Common Stock beneficially owned by Charterhouse.

 (5) Member of Compensation Committee.

 (6) Member of Audit Committee.

 (7) Includes an aggregate of 18,750 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

 (8) Includes an aggregate of 32,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

 (9) Includes an aggregate of 4,500 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

(10) Includes an aggregate of 155,250 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

     Alfred Weber has been a director of the Company since June 1995. In November 1999, Mr. Weber became Chairman of the Company. In December 1999, Mr. Weber also became President and Chief Executive Office of the Company. From April 1999 through November 1999, Mr. Weber was an entrepreneur specializing in telecommunications infrastructure companies for Charterhouse, a firm specializing in private equity investments. Prior to his retirement in March 1999, Mr. Weber was President and Chief Operating Officer of C&D Technologies, Inc., a manufacturer of industrial batteries and power systems, since April 1989, Chief Executive Officer since January 1993 and Chairman of the Board since November 1995.

     Merril M. Halpern has been a director of the Company since June 1995. Mr. Halpern has been Chairman of the Board of Charterhouse since October 1984. Mr. Halpern is also a director of Interliant Corporation, an application service provider.

     A. Lawrence Fagan has been a director of the Company since June 1995. Mr. Fagan has been President of Charterhouse since January 1997. From 1984 to December 1996, Mr. Fagan served as Executive Vice President of Charterhouse.

     David J. Aldrich has been a director of the Company since June 1995. Mr. Aldrich has served as Vice President and General Manager of the Alpha Microwave Division of Alpha Industries, Inc., a commercial wireless semiconductor and ceramics components manufacturer, since May 1996. From January 1995 through April 1996, Mr. Aldrich was Vice President and Chief Financial Officer of Alpha Industries, Inc. From September 1991 through December 1994, Mr. Aldrich was a senior manager, supporting the commercial wireless businesses at M/A-Com, Inc., a manufacturer of high technology products.

     Warren A. Law has been a director of the Company since June 1995. Mr. Law has been a professor at the Harvard Business School since 1958 (through June 1991 in an active capacity) and is currently the Edmund Cogswell Converse Professor of Finance and Banking Emeritus.

     James Silver has been a director of the Company since August 1991. From June 1995 to December 1995, Mr. Silver was Vice President-Corporate Finance of the Company. From August 1991 until June 1995, Mr. Silver was a Vice President of the Company. From September 1991 through August, 2000, Mr. Silver was an executive officer of Defense Technologies, Inc. ("DTI") and of a number of holding companies (in which an affiliate of Charterhouse is a significant investor) which own subsidiaries engaged in the manufacture of electronic components used in avionics, radar and communications (the "Charter Technologies Group"). DTI provides management and consulting services to companies with electronics and manufacturing operations, including the Charter Technologies Group. Since September 1, 2000, Mr. Silver has been a Senior Vice President of Charterhouse.

     James L. Morice has been a director of the Company since April 2000. Mr. Morice is a partner of Mirtz Morice, Inc., a management consulting firm, which he helped found in 1982. Mr. Morice is a director of HSBC USA Inc., a New York-based bank holding company.

     Thomas V. Gilboy has served as Vice President and Chief Financial Officer of the Company since May 2000. From April 1998 to April 2000, Mr. Gilboy was a consultant acting as an interim Chief Financial Officer or in other business systems development roles for private and public companies. From April 1996 to March 1998, Mr. Gilboy was the Chief Financial Officer of PureTec Corporation, an international plastics company. From January 1991 to March 1996, Mr. Gilboy served as the Chief Financial Officer of Troy Corporation, a chemical company.

     Mel Gould has served as Vice President, Operations of the Company since August 2000. From September 1994 to March 1997, Mr. Gould served as General Manager of Coherent Communications, a manufacturer of telecommunications equipment. From April 1997 to March 2000, Mr. Gould served as Vice President Operations of S.L. Waber, a division of S.L. Industries, a manufacturer of electrical surge suppressive equipment. From April 2000 to July 2000, Mr. Gould served as an independent consultant to companies.

     Larry Konopelko has served as Vice President and General
Manager -- Satellite, Medical and Military Products of the Company since August 1995. From April 1994 to August 1995, Mr. Konopelko served as Vice
President -- Contracts and Program Management of the Company. From June 1990 to April 1994, Mr. Konopelko served as Director -- Contracts of the Company. From December 1988 to June 1990, Mr. Konopelko served as Contracts Manager of the Company.

     Stephen A. Scover has served as Vice President and General
Manager -- Wireless Products of the Company since July 2000. From May 1995 to February 2000, Mr. Scover served as a Director, Wireless Products for the Company. From March 2000 to June 2000, Mr. Scover served as Director, Wireless Marketing and Product Management of the Company.

DIRECTOR COMPENSATION

     The only directors who are compensated for services as a director are Messrs. Aldrich, Morice and Law, each of whom receives $2,000 for each meeting of the Board of Directors which he attends and $2,000 for each meeting of a committee of the Board of Directors which he attends. Prior to being appointed Chairman, President and CEO, in December 1999, Mr. Weber received compensation for his services as a director and committee member.

BOARD COMMITTEES AND MEMBERSHIP

     The Company has established an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee assists the Company Board in its responsibilities. Messrs. Halpern, Weber and Silver are the members of the Executive Committee. The Compensation Committee approves the salaries and other benefits of the executive officers of the Company and administers any bonus, incentive compensation or stock option plans of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans, and compensation policies and practices of the Company. Messrs. Fagan, Morice and Law are the members of the Compensation Committee. The Compensation Committee held two meetings in 1999. Prior to being appointed Chairman, President and CEO, in December 1999, Mr. Weber was a member of the Compensation Committee.

     The Audit Committee reviews the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company and the Company's system of internal accounting controls. The Audit Committee also reviews such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention, and meets from time to time with members of the Company's internal audit staff. Messrs. Fagan, Aldrich and Law are the members of the Audit Committee. The Audit Committee held one meeting in 1999.

     The Company does not have a nominating committee. The Company Board held five meetings in 1999. Each of the directors attended at least 75% of (i) the total number of meetings of the Company Board and (ii) the total number of meetings of all committees of the Company Board on which such director served.

EXECUTIVE COMPENSATION

     The following table sets forth information about the compensation paid, or payable, by the Company for services rendered in all capacities to the Chief Executive Officer of the Company and each of the four other most highly paid key policy-making executive officers of the Company (the "Named Executive Officers") for each of the last three completed fiscal years in which such officers were executives officers for all or part of the year.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM COMPENSATION
                                            ANNUAL COMPENSATION(1)           --------------------------
                                    --------------------------------------   RESTRICTED     SECURITIES
                                    SALARY                  OTHER ANNUAL        STOCK       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR     ($)     BONUS($)    COMPENSATION($)    AWARD(S)($)   OPTIONS#(14)   COMPENSATION
---------------------------  ----   -------   --------    ----------------   -----------   ------------   ------------
Alfred Weber(2)..........    1999    19,615         0               0             0          300,000              0
  Chairman, President and
  Chief Executive Officer
Edward J. Shubel(3)......    1999   287,714    32,188(4)       25,874(7)          0           39,000         45,000(8)
  Former, President and      1998   279,885    60,000(5)       24,126(7)          0           42,000         45,000(8)
  Chief Executive Officer    1997   259,146    43,750(6)       32,691(7)          0           40,000         45,000(8)
Paul E. Donofrio(9)......    1999   175,021    12,188(10)           0             0           30,000              0
  Former, Executive Vice     1998   148,593    20,000(11)           0             0           21,000              0
  President, Chief
  Operating and Financial
  Officer                    1997   135,155    17,500(6)            0             0           20,000              0
Fuat Agi(12).............    1999   154,972     7,500(10)           0             0           21,000              0
  Former, Vice President
  and General Manager        1998   154,245    20,000(11)           0             0           21,000              0
  and Chief Technical
  Officer                    1997   145,820    17,500(6)            0             0           20,000              0
Larry Konopelko..........    1999   138,821     6,563(10)           0             0           15,000              0
  Vice President and         1998   133,433    12,000(11)           0             0           15,000              0
  General Manager            1997   124,039    10,500(6)            0             0           15,000              0
Nicholas Mazzella(13)....    1999   134,676     4,688(10)           0             0           12,000              0
  Former, Vice President     1998   133,607    12,000(11)           0             0           15,000              0
                             1997   124,269    10,500(6)            0             0           15,000              0

---------------
 (1) Other than the salary, bonus and other compensation described above, the Company did not pay the persons named in the Summary Compensation Table any compensation, including incidental personal benefits, in excess of 10% of such executive officer's salary.

 (2) Mr. Weber was appointed Chairman in November 1999, and President and Chief Executive Officer in December 1999.

 (3) Mr. Shubel retired in December 1999. See the section of this Information Statement titled "--Employment Agreements and Termination Arrangements."

 (4) Represents bonuses relating to performance of services for the Company in fiscal 1999, $15,000 of which was paid in fiscal 1999 and $17,188 of which was paid in fiscal 2000.

 (5) Represents bonuses relating to performance of services for the Company in fiscal 1998, $10,000 of which was paid in fiscal 1998 and $50,000 of which was paid in fiscal 1999.

 (6) Represents bonuses relating to performance of services for the Company in fiscal 1997 which were paid in fiscal 1998.

 (7) Represents, in 1999, 1998 and 1997 respectively, the Company's payment for an automobile lease ($18,277, $10,513 and $11,468), gasoline ($1,801,
     $1,210 and $1,900) and spousal travel expenses ($5,796, $12,403 and $19,323).

 (8) Represents the Company's payment of premiums on a life insurance policy. See the section of this Information Statement titled "-- Employment Agreements and Termination Arrangements."

 (9) Mr. Donofrio resigned in January 2000. See section of this Information Statement titled "-- Employment Agreements and Termination Arrangements."

(10) Represents bonuses relating to performance of services for the Company, in fiscal 1999 which were paid in fiscal 2000.

(11) Represents bonuses relating to performance of services for the Company in fiscal 1998 which were paid in fiscal 1999.

(12) Mr. Agi retired in March 2000.

(13) Mr. Mazzella resigned in February 2000.

(14) See the section of this Information Statement titled "-- Stock Option
     Plans."

STOCK OPTIONS

     The following table contains information concerning the grant of options under the Company's 1995 Stock Option Plan (the "1995 Plan"), the Company's 1996 Stock Option Plan (the "1996 Plan") and/or the Company's 1999 Stock Option Plan (the "1999 Plan") to each of the Named Executive Officers of the Company during the last completed fiscal year. No stock appreciation rights ("SARS") were granted in 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                       --------------------------------------------------------      POTENTIAL REALIZABLE
                                         PERCENT OF                                    VALUE AT ASSUMED
                         NUMBER OF         TOTAL                                       ANNUAL RATES OF
                        SECURITIES        OPTIONS                                     STOCK APPRECIATION
                        UNDERLYING       GRANTED TO     EXERCISE                      FOR OPTION TERM(4)
                          OPTIONS       EMPLOYEES IN      PRICE      EXPIRATION    ------------------------
NAME                   GRANTED(#)(1)   FISCAL YEAR(2)   ($/SHARE)     DATE(3)          5%           10%
----                   -------------   --------------   ---------    ----------    ----------    ----------
Alfred Weber.........     300,000           57.8%        $ 7.00       12/2/09      $1,320,679    $3,346,859
Edward J. Shubel.....      39,000            7.5%         10.00        3/1/09         245,269       621,560
Paul E. Donofrio.....      30,000            5.8%         10.00        3/1/09         188,668       478,123
Fuat Agi.............      21,000            4.0%         10.00        3/1/09         132,068       334,686
Larry Konopelko......      15,000            2.9%         10.00        3/1/09          94,334       239,061
Nicholas Mazzella....      12,000            2.3%         10.00        3/1/09          75,467       191,249

---------------
(1) All options granted in 1999 were granted pursuant to the Company's 1995 Plan, 1996 Plan and 1999 Plan and generally become exercisable annually, in increments of 33 1/3% of the total grant, beginning on the first anniversary of the date of grant. Options were granted at the fair market value of Common Stock on the effective date of grant.

(2) The total number of options granted to employees in 1999 was 519,005.

(3) Each option is subject to earlier termination if the officer's employment with the Company is terminated. See the section of this Information Statement titled "-- Stock Option Plans."

(4) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Company's Common Stock over the term of the options. The potential realizable values set forth above do not take into account applicable tax and expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Commission and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There is no representation either express or implied that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

     The following table sets forth information for each of the Named Executive Officers with respect to the value of outstanding and unexercised options held as of December 31, 1999. There were 162,167 options exercised during 1999. There were no SARs exercised during 1999 and none were outstanding as of December 31, 1999.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF
                                                         SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                             SHARES                       UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                            ACQUIRED       VALUE          AT DECEMBER 31, 1999          AT DECEMBER 31, 1999(2)
                           ON EXERCISE    REALIZED    ----------------------------    ----------------------------
NAME                           (#)         ($)(1)     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                       -----------    --------    -----------    -------------    -----------    -------------
Alfred Weber.............         0       $      0            0         300,000         $     0         $37,500
Edward J. Shubel.........    40,667        322,128      307,833               0          77,665               0
Paul E. Donofrio.........    57,834        425,560       20,000          50,666               0          38,831
Fuat Agi.................    13,666        132,784       54,167          41,667               0          38,835
Larry Konopelko..........    22,500        175,688       17,000          30,000               0          28,750
Nicholas Mazzella........    27,500        171,250       12,000          27,000               0          28,750

---------------
(1) Represents the difference between the market price of the Common Stock on the date of the exercise and the exercise price per share of the options, multiplied by the number of shares underlying the options.

(2) Represents the difference between the closing market price of the Common Stock at December 31, 1999 of $7.125 per share and the exercise price per share of the in-the-money options, multiplied by the number of shares underlying the in-the-money options.

EMPLOYMENT AGREEMENTS AND TERMINATION ARRANGEMENTS

     In December 1999, Mr. Weber entered into an employment agreement with the Company pursuant to which he serves as the Company's Chairman, President and Chief Executive Office. The employment agreement currently provides for an annual base salary of $300,000 and terminates on December 31, 2002. The employment agreement provides that after the expiration of the current term it will be automatically renewed for successive one year terms unless either party gives the other party at least 90 days prior written notice of non-renewal. See section of the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Executive Officers, Directors or Affiliates of the Company -- Weber Employment Agreement and Weber Change of Control Agreement," which sections and exhibits referenced in such section thereto are incorporated herein by reference.

     From September 1991 to December 1999, Mr. Shubel had an employment agreement with the Company pursuant to which he served as the Company's President. On December 2, 1999, Mr. Shubel entered into a termination agreement with the Company whereby he will receive, among other things, continuation of his annual base salary, of $279,000, and health benefits until August 30, 2000 and accelerated vesting of any unexercised stock options which will remain exercisable until August 30, 2001. From April 1992 to December 1999, the Company had agreements with Mr. Shubel pursuant to which the Company agreed to purchase and pay the annual premiums on an insurance policy on Mr. Shubel's life which had an original face value of $1.1 million. Since Mr. Shubel's retirement, in December 1999, the cash surrender value of this policy is being used to pay a monthly pension to Mr. Shubel or his beneficiaries for 60 months.

     On January 14, 2000, Mr. Donofrio entered into a termination agreement with the Company whereby he will receive, among other things, continuation of his annual base salary, of $175,000, and health benefits until January 14, 2001 and accelerated vesting of any unexercised stock options which will remain exercisable until January 14, 2001.

     Mr. Fuat Agi's termination arrangement with the Company provides that his salary will continue from April 30, 2000 through October 20, 2000. These payments will cease if he resumes employment with the

Company or is employed by another corporation or entity. In addition, any vested portions of his options will remain exercisable until March 30, 2001. Mr. Agi has entered into a release agreement in consideration of these benefits.

CHANGE OF CONTROL AGREEMENTS

     In March 1999, the Company entered into change of control agreements with Messrs. Shubel, Donofrio, Agi and Mazzella. The agreements for Messrs. Shubel, Donofrio, Agi and Mazzella were terminated on December 2, 1999, January 14, 2000, February 25, 2000 and March 31, 2000, respectively, as a result of these employees termination of service for the Company. For discussion of the change of control agreements the Company has entered with certain of its current employees, see sections in the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Executive Officers, Directors or Affiliates of the Company -- Weber Employment Agreement and Weber Change of Control Agreement", "-- Other Change of Control Agreements" and "-- Executive Incentive Bonus Plan" which sections and exhibits referenced in such sections are incorporated herein by reference.

WEBER TAX AGREEMENT

     The Company has also entered into an agreement, dated December 2, 1999 (the "Weber Tax Agreement"), with Mr. Weber providing that, in the event the Company makes any payments to Mr. Weber upon a Change of Control (such payment, "Company Payments"), and such Company Payments are subject to an excise tax ("Excise Tax") due pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, the Company shall pay to Mr. Weber an additional amount (the "Gross-Up Payment") such that the net amount retained by Mr. Weber after deduction of the Excise Tax and any United States federal, state, and local income or payroll tax upon the Gross-Up Payment, but before any United States federal, state, and local income or payroll tax upon the Company Payments, shall be equal to the Company Payments. The Gross-Up Payment shall be paid no later than the 30th day following any event which subjects Mr. Weber to the Excise Tax. The foregoing is a summary of the Weber Tax Agreement and is qualified in its entirety by reference to the complete text of such agreement which is filed as Exhibit 10 to the Schedule 14D-9, and is incorporated herein by reference.

STOCK OPTION PLANS

     The Company has adopted the 1995 Plan, the 1996 Plan and the 1999 Plan (collectively, the "Plans"). The Plans provide for the grant of incentive stock options and non-qualified stock options to key employees and consultants of the Company and its subsidiaries. The Plans are administered by the Board of Directors or a committee of at least two non-employee directors appointed by the Board of Directors, which determines the key employees and consultants eligible to receive options and the terms thereof (including exercise price and vesting requirements), all in a manner consistent with the terms of the Plans. The terms of each option grant will be evidenced by an individual option agreement. However, unless otherwise provided in a participant's option agreement, upon termination of employment with the Company for death, retirement, disability or without cause, all outstanding options then exercisable (including any options not previously exercisable but made exercisable by the Board at or after termination of employment) will remain exercisable for the following time periods but in no event beyond the stated term of the option: (i) in the event of a participant's death, retirement or disability, options will remain exercisable for a period of one year from the date of the participant's death, retirement or disability, provided that the Company Board may at any time extend this time period; and (ii) in the event the participant's employment is terminated by the Company without cause, the options will remain exercisable for 90 days from the date of the participant's termination of employment, provided that the Company Board may at any time extend this time period. Where, however, in the case of options granted under the 1999 Plan, an optionee voluntarily terminates employment or, in the case of options granted under all Plans, the Company terminates an optionee's employment for cause, all outstanding options will immediately terminate and become null and void. An aggregate of 2,000,000 shares of Common Stock are subject to the grant of options under the Plans. As of October 19, 2000, options have been granted to purchase an aggregate of 1,718,060 shares of Common Stock, leaving an aggregate of 281,940 options available for grant. In addition, an aggregate of 1,383,996 shares of Common Stock are outstanding under the Plans, as of October 19, 2000. The foregoing is a summary of the 1995 Plan, the 1996 Plan and the 1999 Plan and each is qualified in its entirety by reference to the complete text of the 1995 Plan, 1996 Plan and 1999 Plan filed as Exhibits 16, 17 and 18, respectively, to the Schedule 14D-9, each of which are incorporated herein by reference.

401(k) PLAN

     The Company adopted the Microwave Power Devices, Inc. In-VEST Plan, which is a 401(k) Plan, effective January 1, 1992. The plan is available to all employees who have been employed by the Company for at least 30 days. An employee may contribute, on a pre-tax basis, up to 14% of the employee's total annual compensation from the Company (defined as Internal Revenue Code Section 3401(a) compensation). After one year of employment, the Company also makes matching contributions ranging from 50% to 100% (based on years of service) of such employee's contributions up to a maximum of 6% of such employee's compensation.

     Contributions are allocated to each employee's individual account and are, at the employee's election, invested in one or more investment funds. Employee contributions are fully vested and non-forfeitable. Employer contributions are subject to a graduated vesting schedule beginning during a participant's second year of employment by the Company and resulting in full vesting by the end of the fifth year.

EXECUTIVE INCENTIVE BONUS PLAN

     In February 1996, the Company adopted an executive incentive bonus plan to reward key officers who have significant impact on the operating success of the Company. The plan is based on The Jaffe Group's Executive Compensation Audit, Analysis and Recommendations, a study (which was performed in February 1996 and updated in February 1999) that was commissioned by the Company Board. Under the bonus plan, annual bonuses will be based upon the achievement of performance goals that are annually preset by the Compensation Committee. These performance goals are linked to achievement of earnings per share goals. The Compensation Committee establishes a target bonus amount for each key officer at the beginning of the year. An executive or employee can earn 0% or from 50% to 125% of his bonus based upon a measured comparison of actual results achieved to performance goals. An employee whose employment is terminated for any reason prior to December 31 for any year in which the target bonus award is assessed will forfeit his bonus for the entire year. The Company Board reserves the right to alter, amend, reduce, suspend or terminate the plan. New executive and employee hires who join the Company in any plan year may be included in the plan on a pro-rata basis. In 1999, $50,940 in bonuses were earned (paid in 2000) under the terms of the plan. For a complete text of such plan, see Exhibit 19 to the Schedule 14D-9 which is incorporated herein by reference.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Fagan, Morice and Law are the members of the Compensation Committee. Mr. Fagan is a director, executive officer and a stockholder of Charterhouse which may be deemed to be the beneficial owner of the shares of Common Stock of the Company owned by Charter Technologies. Mr. Law owns 1,000 shares of Common Stock. Mr. Morice owns 1,000 shares of Common Stock. See section of this Information Statement titled "Certain Relationships and Related Transactions."

COMPENSATION COMMITTEE REPORT

     COMPENSATION POLICIES. The principal goal of the Company's compensation program as administered by the Compensation Committee is to help the Company attract, motivate and retain the executive talent required to develop and achieve the Company's strategic and operating goals with a view to maximizing shareholder value. The key elements of this program and the objectives of each element are as follows:

     BASE SALARY. Base salaries paid in 1999 to the Company's executive officers are competitive with those payable to executives holding corresponding positions at corporations within the Company's industry that are of comparable size. Individual experience and performance is considered when setting salaries within the range for each position. Annual reviews are held and adjustments are made based on attainment of individual goals and in a manner consistent with the Company's overall operating and financial performance.

     BONUSES. Bonuses are intended to motivate individual and team performance by creating potential to earn annual incentive awards that are generally contingent upon the performance of the Company and that are comparable to those payable to executives holding corresponding positions at corporations within the Company's industry that are of comparable size.

     LONG TERM INCENTIVES. The Company provides its executives with long-term incentive compensation through grants of stock options under the Company's stock option plans. The grant of stock options aligns the executive's interests with those of the Company's stockholders by providing the executive with an opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Company's Common Stock. The size of option grants is comparable to grants by other corporations within the Company's industry that are of comparable size.

     CEO'S COMPENSATION. As discussed in the section of this Information Statement titled "Security Ownership of Current Management -- Employment Agreements," the Company entered into an employment agreement with Mr. Shubel in 1991. Pursuant to such employment agreement, the Company paid to Mr. Shubel a base salary of $287,714 in 1999. In addition, the Compensation Committee determined to grant Mr. Shubel a bonus of $17,188, which represents a pro-rated share of the annual bonus, with respect to 1999 (paid in 2000) under the terms of the executive incentive bonus plan and a $15,000 discretionary bonus which was paid in October 1999. Mr. Shubel was also awarded options in 1999 to purchase 39,000 shares of the Company's Common Stock under the Microwave Power Devices, Inc. 1996 Stock Option Plan.

     In addition, as also discussed in the section of this Information Statement titled "Security Ownership of Current Management -- Employment Agreements," the Company entered into an employment agreement with Mr. Weber in December 1999. Pursuant to such employment agreement, the Company paid to Mr. Weber a base salary at an annual rate of $300,000 in 1999. Mr. Weber was also awarded options to purchase 300,000 shares of the Company's Common Stock under the 1999 Plan.

                                          The Compensation Committee

                                          A. Lawrence Fagan
                                          Warren A. Law

                               PERFORMANCE GRAPH

     The following performance graph compares the fifty-one month cumulative return of the Company's Common Stock to the total returns of the Standard & Poor's 500 Stock Index and the Nasdaq Stock Market Electronic Component Stocks Index, which is a total return index of electronic component companies. Each case assumes a $100 investment on September 29, 1995 (the first day of public trading of the Company's Common Stock) and reinvestment of any dividends. The cumulative stockholder return is measured by dividing: (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the excess of the Company's share price as of the end of the measurement period over the price at the beginning of the measurement period, by (ii) the share price at the beginning of the measurement period.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

                              [PERFORMANCE GRAPH]

MEASUREMENT PERIOD                                          MPDI    S&P 500    NASDAQ ELEC COMP
------------------                                          ----    -------    ----------------
September 1995............................................  $100     $100            $100
December 1995.............................................   127      106              86
December 1996.............................................    31      130             149
December 1997.............................................    80      174             157
December 1998.............................................   119      225             242
December 1999.............................................    81      272             475

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 3, 1991, Mr. Shubel purchased from the Company 187,500 shares of the Company's Common Stock. Mr. Shubel paid the purchase price by a cash payment of $10,000 and by delivery of a promissory note in the amount of $65,000. The principal amount of the promissory note was payable, together with interest at the rate of 8.0% per annum, on September 3, 1996. Such payment date was subsequently extended to September 3, 2001. To secure this debt, Mr. Shubel had pledged 162,500 shares to the Company. In September 1999, Mr. Shubel repaid the principal balance on his promissory note. As Mr. Shubel's promissory note has been fully repaid, his 162,500 shares are no longer pledged to the Company. Mr. Sbordone is presently indebted to the Company in the amount of approximately $125,000. Mr. Sbordone has pledged all of his Shares to the Company to secure such indebtedness. Such indebtedness is payable upon the sale of Mr. Sbordone's Shares.

     Pursuant to a consulting agreement which was effective January 1, 1996, Mr. Silver served as a consultant to the Company receiving consulting fees in 1999 of $100,000. These consulting services consisted of: services relating to the Company's banking and other financial relationships including assistance in connection with the financing and refinancing of corporate indebtedness; analysis and assistance from both a financial and operational standpoint in connection with the expansion of the Company's business operations; assistance with strategic planning; advice related to acquisitions; and other general management guidance or assistance. This agreement was terminated on January 30, 2000.

     Certain employees of the Company have entered into change of control agreements with the Company whereby, upon consummation of the Merger, such employees may be entitled to receive certain payments. For a further discussion of the interests of such employees in connection with the Merger and Offer, see sections in the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Executive Officers, Directors or Affiliates of the Company -- Weber Employment Agreement and Weber Change of Control Agreement", "-- Weber Tax Agreement", "-- Other Change of Control Agreements", "-- Stock Option Plans" and "-- Executive Incentive Bonus Plan," which sections are incorporated herein by reference.

     The Company's current directors and executive officers will also receive cash consideration in return for their tender of shares of Common Stock pursuant to the Offer and payments with respect to their ownership in stock options of the Company. For a further discussion of the interests of the Company's directors and executive officers in connection with the Merger and Offer, see sections in the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Parent, Purchaser and their Affiliates Certain Relationships -- Stock Option Plans" and "-- Interests of Certain Company Directors," which sections are incorporated herein by reference.

     For a discussion of the interests of Purchaser Designees in connection with the Offer and Merger, see section in this Information Statement titled "Right to Designate Directors; Purchaser Designees." For a discussion of the interests of certain beneficial owners in connection with the Offer and Merger, see section of this Information Statement titled, "Security Ownership of Certain Beneficial Owners -- Stockholders' Agreement." For a discussion of the interests of Parent, Purchaser and their affiliates in the Company and the Offer and Merger, see section of the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Parent, Purchaser and their Affiliates" which section is incorporated herein by reference.

        SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934 COMPLIANCE

     Under the securities laws of the United States, the Company's directors, executive officers, and any persons holding more than 10 percent of the Common Stock are required to report their ownership of Common Stock and any changes in that ownership, on a timely basis, to the Commission. Based on material provided to the Company, all such required reports were filed on a timely basis in 1999.

                                                                         ANNEX B

                    [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                                October 12, 2000

The Board of Directors
Microwave Power Devices, Inc.
49 Wireless Boulevard
Hauppauge, New York 11788-3935

Members of the Board:

     You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Microwave Power Devices, Inc. ("MPDI"), other than Ericsson Inc. ("Ericsson") and its affiliates, of the Cash Consideration (defined below) provided for pursuant to the Agreement and Plan of Merger, dated as of October 12, 2000 (the "Merger Agreement"), among Ericsson, Ericsson MPD Acquisition Corp., a wholly owned direct subsidiary of Ericsson ("Sub"), and MPDI. The Merger Agreement provides for, among other things, (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of MPDI ("MPDI Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $8.70 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, the merger of Sub with and into MPDI (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of MPDI Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

     In arriving at our Opinion, we:

          (a) reviewed the Merger Agreement;

          (b) reviewed audited financial statements of MPDI for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999;

          (c) reviewed unaudited financial statements of MPDI for the six months ended June 30, 2000;

          (d) reviewed financial projections of MPDI prepared by the management of MPDI;

          (e) reviewed historical market prices and trading volume for MPDI Common Stock;

          (f) held discussions with the senior management of MPDI with respect to the business and prospects for future growth of MPDI;

          (g) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to MPDI;

          (h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to Transaction;

          (i) performed a discounted cash flow analysis of MPDI using certain assumptions of future performance provided to or discussed with us by the management of MPDI;

          (j) reviewed public information concerning MPDI; and

          (k) performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

     In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all the financial and other information provided to or discussed with us by MPDI and its employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of MPDI provided to or discussed with us, we assumed, at the direction of the

The Board of Directors
Microwave Power Devices, Inc.
October 12, 2000
Page  2

management of MPDI, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of MPDI. We also have assumed, with your consent, that in the course of obtaining the necessary regulatory approvals for the Transaction, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to MPDI. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of MPDI or its affiliated entities. In connection with our engagement with respect to the Transaction, we were not requested to, and we did not, solicit third party indications of interest in the acquisition of all or a part of MPDI nor were we requested to, and we did not, participate in the negotiation or structuring of the Transaction. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of MPDI, or the price at which MPDI Common Stock will trade subsequent to announcement or upon consummation of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

     As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

     We have been retained by MPDI solely for purposes of rendering this Opinion and will receive a fee for our services, a portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon delivery of this Opinion. CIBC World Markets and its affiliates have in the past provided services to MPDI unrelated to the proposed Transaction, for which services CIBC World Markets and such affiliates have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of MPDI or Ericsson for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of MPDI Common Stock (other than Ericsson and its affiliates). This Opinion is for the use of the Board of Directors of MPDI in connection with its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of MPDI Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the Transaction.

                                          Very truly yours,

                                          /s/ CIBC World Markets Corp.

                                          CIBC WORLD MARKETS CORP.

                                                                         ANNEX C

                 CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK
                OF THE COMPANY EFFECTED DURING THE PAST 60 DAYS

     (a) The following table sets forth options granted by the Company during the past 60 days:

                                            NUMBER OF
NAME                                  OPTIONS GRANTED(1)(2)    DATE OF GRANT(3)    EXERCISE PRICE
----                                  ---------------------    ----------------    --------------
Steven Scover.......................          5,000                7/12/00            $6.5000
Mel Gould...........................         10,000                 8/7/00            $4.7656
Nicholas Bainlardi..................          2,000                7/24/00            $6.0625
Clifford Mulle......................          2,000                8/14/00            $4.8750
Vincent La Rose.....................          1,500                5/22/00            $6.1250
Charles Nogueras....................          1,000                6/12/00            $6.9375
Chen-Lung Chou......................          1,000                 7/6/00            $6.0000
Leo Coniglio........................            500                7/10/00            $6.1250

---------------
(1) each option entitles the holder thereof to purchase one Share.

(2) all such options were granted under the 1996 Stock Option Plan as non-qualified stock options.

(3) the grant of such options was approved and ratified by the Compensation Committee of the Company Board on September 6, 2000.

     (b) The following table sets forth Shares issued by the Company pursuant to exercises of options during the past 60 days:

                                               NUMBER OF
NAME                                         SHARES ISSUED    DATE OF ISSUANCE    EXERCISE PRICE
----                                         -------------    ----------------    --------------
Kevin Pietramala...........................        510(1)         8/29/00             $2.875
Paul Donofrio..............................      4,458(2)         8/31/00             $2.875
Paul Donofrio..............................      2,208(1)         8/31/00             $2.875

---------------
(1) such options were originally granted to the holder thereof under the 1996 Stock Option Plan as incentive stock options.

(2) such options were originally granted to the holder thereof under the 1995 Stock Option Plan as incentive stock options.